SHP ETF Trust 485BPOS

Exhibit 99.28(d)(4)

FIRST AMENDMENT TO SCHEDULE A

OF

INVESTMENT ADVISORY AGREEMENT

Fund	Advisory Fee Rate
FIS Knights of Columbus Global Belief ETF	0.75% of the Fund’s average daily net assets
FIS Biblically Responsible Risk Managed ETF	0.68% of the Fund’s average daily net assets

IN WITNESS WHEREOF, the parties to this Amendment have executed and delivered this Agreement as of the date indicated below.

SHP ETF TRUST		FAITH INVESTOR SERVICES, LLC
By:	/s/ Josef M. Valdman	By:	/s/ Michael J. Skillman
Name: Josef M. Valdman Title: Trustee and Chairman Date: January 13, 2022		Name: Michael J. Skillman Title: Chief Executive Officer Date: January 13, 2022